UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Yatra Online, Inc. (the
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
G98338109
(CUSIP Number)
December 31 , 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) LB2, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 131,818
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 131,818
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 131,818
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 0.33
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. G98338109
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Teach a Man to Fish Foundation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 390,154
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 390,154
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 390,154
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 0.99
(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. G98338109
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Vincent C. Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 2,235,599
(6) Shared Voting Power 521,972
(7) Sole Dispositive Power 2,235,599
(8) Shared Dispositive Power 521,972
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,757,571
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 6.96
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
Yatra Online, Inc. (the
(b) Address of Issuer's Principal Executive Offices
1101-3, 11th Floor, Tower B, Unitech Cyber Park
Sector 39, Gurgaon, Haryana, India, 122002

Item 2.
(a) Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) LB2, LLC, a limited liability company organized under the laws of California ("LB2");

(ii) Teach a Man to Fish Foundation, a non-profit charitable organization incorporated in California ("TAMF"); and

(iii) Vincent C. Smith, an individual ("Mr. Smith," and together with LB2 and TAMF, the "Reporting Persons"). Mr. Smith is the Manager of LB2, and therefore has voting and dispositive power over securities held by LB2. Mr. Smith is also the President of TAMF, and therefore has voting and dispositive power over securities held by TAMF.
(b) Address of Principal Business Office or, if none, Residence
The business address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.
(c) Citizenship
(i) LB2 is a limited liability company organized under the laws of California;

(ii) TAMF is a non-profit charitable organization incorporated in California; and

(iii) Mr. Smith is a citizen of the United States of America.
(d) Title of Class of Securities
Common Stock, par value $0.0001 per share
(e) CUSIP Number
G98338109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
As of February 14, 2019:

(i) LB2 beneficially owns an aggregate of 131,818 shares;

(ii) TAMF beneficially owns an aggregate of 390,154 shares; and

(iii) Mr. Smith beneficially owns an aggregate of 2,757,571 shares.
(b) Percent of class:
The percentage of shares beneficially owned by the Reporting Persons is based upon 39,595,901 shares of the Issuer's common stock outstanding on November 5, 2018, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 6, 2018.

(i) LB2 - 0.33%

(ii) TAMF - 0.99%

(ii) Mr. Smith - 6.96%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(i) LB2 does not have sole voting power over any shares;

(ii) TAMF does not have sole voting power over any shares;

(ii) Mr. Smith has sole voting power over 2,235,599 shares.
(ii) Shared power to vote or to direct the vote
(i) LB2 has shared power to vote or direct the vote of 131,818 shares;

(ii) TAMF has shared power to vote or direct the vote of 390,154 shares;

(ii) Mr. Smith has shared power to vote or direct the vote of 521,972 shares.
(iii) Sole power to dispose or to direct the disposition of
(i) LB2 does not have the power to disclose or direct the disposition of any shares;

(ii) TAMF does not have the power to disclose or direct the disposition of any shares;

(ii) Mr. Smith has the sole power to dispose or direct the disposition of 2,235,599 shares.
(iv) Shared power to dispose or to direct the disposition of
(i) LB2 has shared power to dispose of or direct the disposition of 131,818 shares;

(ii) TAMF has shared power to dispose of or direct the disposition of 390,154 shares;

(ii) Mr. Smith hhas shared power to dispose of or direct the disposition of 521,972 shares.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2019

By:	/s/ Vincent C. Smith

Name: Vincent C. Smith